

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Russell A. Flugel
Vice President-Controller and Chief Accounting Officer
The Mosaic Company
101 East Kennedy Blvd
Tampa, FL 33602

> **Re: The Mosaic Company**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-32327**

Dear Russell A. Flugel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Consolidated Financial Statements
Note 2. Revenue Recognition, page F-43

1.   We note you estimate the variable consideration related to your sales incentive programs based on the sales terms with customers and historical experience. Please provide in future filings the qualitative and quantitative information about the significant judgments and changes in judgments that significantly affect the determination of your transaction price, as set forth in ASC 606-10-50-1(b), 50-17(b), and 50-20(a). Provide us any intended revisions and the calculations used to determine variable consideration.

Note 6. Property, Plant and Equipment, page F-51

2.   Please tell us whether any of the mineral properties and rights relate to mines in the exploration and evaluation phase or development and construction phase, and provide us a brief analysis related to separately disclosing the amounts for these components in future filings, if applicable.

3. Please provide us and disclose in future filings your accounting policy related to mining operations or clarify why additional disclosure is not necessary. For example, identify and describe (i) the different stages of your mining operations, (ii) the types of costs incurred in each stage, and (iii) the accounting for the costs incurred in each stage.

4. As it relates to your disclosure on page F-44, please clarify for us and in future filings your reference to recoverable reserves. That is, address whether recoverable reserves refer to proven and probable mineral reserves or something greater or less than proven and probable reserves.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services